Exhibit 99.1

SIERRA METALS INC.

Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(unaudited)

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November 13, 2019

Management’s Responsibility for Financial Reporting

Management is responsible for the preparation of the unaudited condensed interim consolidated financial statements. These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

The Board of Directors of the Company is responsible for ensuring that Management fulfills its responsibilities for financial reporting. The Board of Directors carries out this responsibility through its Audit Committee, which is composed of three members. The committee meets various times during the year and at least once per year with the external auditors, with and without Management being present, to review the financial statements and to discuss audit and internal control related matters.

The Audit Committee of the Board of Directors approved the Company’s unaudited condensed interim consolidated financial statements.

“Igor Gonzales”	“Ed Guimaraes”
Igor Gonzales	Ed Guimaraes
President and Chief Executive Officer	Chief Financial Officer

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Sierra Metals Inc.

Condensed Interim Consolidated Statements of Financial Position

As at September 30, 2019 and December 31, 2018

(In thousands of United States dollars, unaudited)

	Note	September 30, 2019	December 31, 2018
		$	$
ASSETS

Current assets:
Cash and cash equivalents		40,434	21,832
Trade and other receivables	4	33,741	26,007
Income tax receivable		1,670	142
Prepaid expenses		2,499	1,531
Inventories	5	24,509	21,986
		102,853	71,498

Non-current assets:
Property, plant and equipment	6	297,253	283,513
Deferred income tax		1,425	1,430
Total assets		401,531	356,441

LIABILITIES

Current liabilities:
Accounts payable and accrued liabilities	7	40,492	36,091
Income tax payable		1,046	5,032
Loans payable	8	-	27,718
Decommissioning liability		2,628	2,038
Other liabilities		7,755	8,908
		51,921	79,787

Non-current liabilities:
Loans payable	8	99,262	28,535
Deferred income tax		30,675	32,167
Decommissioning liability		11,003	11,266
Other liabilities		2,860	1,081
Total liabilities		195,721	152,836

EQUITY
Share capital	9	231,104	231,792
Accumulated deficit		(69,756)	(69,307)
Other reserves		10,708	10,870
Equity attributable to owners of the Company		172,056	173,355
Non-controlling interest	10	33,754	30,250
Total equity		205,810	203,605

Total liabilities and equity		401,531	356,441

Contingencies (note 16), and Subsequent Event (note 17)

Approved on behalf of the Board and authorized for issue on November 13, 2019:

“Alberto Arias”	“Koko Yamamoto”
Alberto Arias	Koko Yamamoto
Chairman of the Board	Chair of the Audit Committee

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Sierra Metals Inc.

Condensed Interim Consolidated Statements of Income (Loss)

For the three and nine months ended September 30, 2019 and 2018

(In thousands of United States dollars, except per share amounts, unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
		2019	2018	2019	2018
	Note	$	$	$	$

Revenue	15	64,551	52,956	164,404	177,352

Cost of sales
Mining costs	11	(35,782)	(28,852)	(97,622)	(84,203)
Depletion, depreciation and amortization	11	(10,449)	(7,976)	(26,662)	(23,424)
		(46,231)	(36,828)	(124,284)	(107,627)

Gross profit from mining operations		18,320	16,128	40,120	69,725

General and administrative expenses		(4,858)	(4,486)	(14,254)	(13,963)
Selling expenses		(2,689)	(2,297)	(6,792)	(6,240)
Exploration and evaluation expenditures		-	183	-	-
Income from operations		10,773	9,528	19,074	49,522

Other income (loss)		335	398	(345)	494
Foreign currency exchange loss		(338)	(403)	(917)	(251)
Interest expense and other finance costs		(1,417)	(1,019)	(3,710)	(2,579)
Income before income tax		9,353	8,504	14,102	47,186

Income tax (expense) recovery:
Current tax expense		(5,810)	(5,123)	(12,195)	(20,123)
Deferred tax recovery		(311)	16	1,494	393
		(6,121)	(5,107)	(10,701)	(19,730)

Net income		3,232	3,397	3,401	27,456

Net income (loss) attributable to:
Shareholders of the Company		1,779	1,922	(103)	21,468
Non-controlling interests		1,453	1,475	3,504	5,988
		3,232	3,397	3,401	27,456

Weighted average shares outstanding (000s)
Basic		163,336	163,422	163,286	163,251
Diluted		165,046	164,802	163,286	164,631

Basic earnings (loss) per share		0.01	0.01	(0.00)	0.13
Diluted earnings (loss) per share		0.01	0.01	(0.00)	0.13

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Sierra Metals Inc.

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

For the three and nine months ended September 30, 2019 and 2018

(In thousands of United States dollars, unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
	$	$	$	$

Net income	3,232	3,397	3,401	27,456

Other comprehensive income
Items that may be subsequently classified to net income:
Currency translation adjustments on foreign operations	(238)	451	162	(468)
Total comprehensive income	2,994	3,848	3,563	26,988

Total comprehensive income attributable to shareholders	1,541	2,373	59	21,000
Non-controlling interests	1,453	1,475	3,504	5,988
Total comprehensive income attributable to shareholders	2,994	3,848	3,563	26,988

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Sierra Metals Inc.

Condensed Interim Consolidated Statements of Changes in Equity

For the nine months ended September 30, 2019 and 2018

(In thousands of United States dollars, unaudited)

	Common Shares		Other	Retained earnings	Total attributable	Non-controlling	Total
	Shares	Amounts	reserves	(accumulated deficit)	to shareholders	Interest	shareholders' equity
		$	$	$	$	$	$
Balance at January 1, 2019	163,427,336	231,792	10,870	(69,307)	173,355	30,250	203,605

Exercise of RSUs	700,698	1,145	(1,145)	-	-	-	-
Share-based compensation expense	-	-	821	-	821	-	821
Shares repurchased and cancelled (note 9)	(1,491,534)	(1,833)	-	(346)	(2,179)	-	(2,179)
Total comprehensive income (loss)	-	-	162	(103)	59	3,504	3,563
Balance at September 30, 2019	162,636,500	231,104	10,708	(69,756)	172,056	33,754	205,810

	Common Shares		Other	Retained earnings	Total attributable	Non-controlling	Total
	Shares	Amounts	reserves	(accumulated deficit)	to shareholders	Interest	shareholders' equity
		$	$	$	$	$	$
Balance at January 1, 2018	162,812,764	230,283	12,409	(88,121)	154,571	26,107	180,678

Exercise of RSUs	614,572	1,509	(1,509)	-	-	-	-
Share-based compensation expense	-	-	1,196	-	1,196	-	1,196
Dividends paid to non-controlling interest	-	-	-	-	-	(2,338)	(2,338)
Total comprehensive income (loss)	-	-	(468)	21,468	21,000	5,988	26,988
Balance at September 30, 2018	163,427,336	231,792	11,628	(66,653)	176,767	29,757	206,524

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Sierra Metals Inc.

Condensed Interim Consolidated Statements of Cash Flows

For the three and nine months ended September 30, 2019 and 2018

(In thousands of United States dollars, unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2019	2018	2019	2018
		$	$	$	$
Cash flows from operating activities
Net income from operations		3,232	3,397	3,401	27,456
Adjustments for:
Items not affecting cash:
Depletion, depreciation and amortization		10,593	7,901	26,907	23,390
Share-based compensation		138	414	821	1,196
Loss on disposals and write-offs		550	-	1,008	-
Interest expense and other finance costs		1,417	1,019	3,710	2,579
Net realizable value adjustment to inventory		-	-	-	1,110
Current income tax expense		5,810	5,123	12,195	20,123
Deferred income taxes recovery		311	(16)	(1,494)	(393)
Unrealized foreign currency exchange (gain) loss		(220)	270	(140)	(480)
Operating cash flows before movements in working capital		21,831	18,108	46,408	74,981
Net changes in non-cash working capital items	14	(1,863)	10,483	(6,765)	(587)
Decomissioning liabilities settled		(56)	(229)	(477)	(839)
Income tax paid		(4,867)	(6,278)	(17,240)	(24,486)
Cash generated from operating activities		15,045	22,084	21,926	49,069

Cash (used in) investing activities
Capital expenditures		(13,140)	(10,085)	(41,200)	(34,050)
Cash (used in) investing activities		(13,140)	(10,085)	(41,200)	(34,050)

Cash from (used in) financing activities
Proceeds from issuance of notes payable	8	-	5,000	-	10,000
Proceeds from issuance of loans, net of transaction costs	8	-	-	99,233	-
Repayment of loans and credit facilities	8	-	(8,414)	(56,193)	(15,371)
Loans interest paid	8	(1,350)	(770)	(3,287)	(2,127)
Dividends paid to non-controlling interest		-	(727)	-	(2,338)
Cash paid to repurchase shares	9	(270)	-	(1,833)	-
Cash from (used in) financing activities		(1,620)	(4,911)	37,920	(9,836)

Effect of foreign exchange rate changes on cash and cash equivalents		(97)	181	(44)	12

Increase in cash and cash equivalents		188	7,269	18,602	5,195
Cash and cash equivalents, beginning of period		40,246	21,804	21,832	23,878
Cash and cash equivalents, end of period		40,434	29,073	40,434	29,073

Supplemental cash flow information	14

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018
(In thousands of United States dollars, unless otherwise stated, unaudited)

1	Description of business and nature of operations

Sierra Metals Inc. (“Sierra Metals” or the “Company”) was incorporated under the Canada Business Corporations Act on April 11, 1996, and is a Canadian and Peruvian listed mining company focused on the production, exploration and development of precious and base metals in Peru and Mexico. The Company’s key priorities are to generate strong cash flows and to maximize shareholder value.

The Company’s shares are listed on the TSX, NYSE American Exchange, and the Bolsa de Valores de Lima (“BVL”) and its registered office is 161 Bay Street, Suite 4260, Toronto, Ontario, M5J 2S1, Canada.

The Company owns an 81.84% interest in the polymetallic Yauricocha Mine in Peru and a 100% interest in the Bolivar and Cusi Mines in Mexico. In addition to its producing mines, the Company also owns various exploration projects in Mexico and Peru.

2	Significant accounting policies

The significant accounting policies used in the preparation of these condensed interim consolidated financial statements are as follows:

(a)	Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2018. The Company’s significant accounting policies were presented in note 2 to the consolidated financial statements for the year ended December 31, 2018, and have been consistently applied in the preparation of these condensed interim consolidated financial statements, except as otherwise noted in Note 3. These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on November 13, 2019.

(b)	Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries, which are entities controlled by the Company. Control exists when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date that control commences until the date that control ceases.

Non-controlling interests represent equity interests in subsidiaries owned by outside parties. Changes in the parent company’s ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018
(In thousands of United States dollars, unless otherwise stated, unaudited)

2	Significant accounting policies (continued)

The principal subsidiaries of the Company and their geographical locations as at September 30, 2019 are as follows:

Name of the subsidiary	Ownership interest	Location

Dia Bras EXMIN Resources Inc.	100%	Canada
Sociedad Minera Corona, S. A. (“Corona”) [1]	81.84%	Perú
Dia Bras Peru, S. A. C. (“Dia Bras Peru”) [1]	100%	Perú
Dia Bras Mexicana, S. A. de C. V. (“Dia Bras Mexicana”)	100%	México
Servicios de Minería de la Sierra, S. A. de C. V.	100%	México
Bolívar Administradores, S. A. de C. V.	100%	México
Exploraciones Mineras Dia Bras, S. A. de C. V.	100%	México
EXMIN, S. A. de C. V.	100%	México

1The Company, through its wholly owned subsidiary Dia Bras Peru, holds an 81.84% interest in Corona, which represents 92.33% of the voting shares. The Company consolidates Corona's financial results and records a non-controlling interest for the 18.16% that it does not own.

3	Adoption of new accounting standards and future accounting changes

The following significant accounting policy was amended as a result of the adoption of IFRS 16, Leases (IFRS 16). All other significant accounting policies are consistent with those reported in the Company’s 2018 annual financial statements.

IFRS 16, Leases (“IFRS 16”)

The following leases accounting policies have been applied as of January 1, 2019 on adoption of IFRS 16 using the modified retrospective approach. For comparative periods prior to 2019, the Company applied leases policies in accordance with IAS 17, Leases (IAS 17) and IFRIC 4, Determining Whether an Arrangement Contains a Lease (IFRIC 4). The Company did not have any material effect by adopting the IFRS 16 requirements on January 1, 2019.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether the Company has the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement and if the Company has the right to direct the use of the asset. At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone prices.

As a lessee, we recognize a right-of-use asset, and a lease liability at the commencement date of a lease. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018
(In thousands of United States dollars, unless otherwise stated, unaudited)

3	Adoption of new accounting standards and future accounting changes (continued)

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. Lease payments included in the measurement of the lease liability are comprised of:

• fixed payments, including in-substance fixed payments, less any lease incentives receivable;

• variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

• amounts expected to be payable under a residual value guarantee;

• exercise prices of purchase options if we are reasonably certain to exercise that option; and

• payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in our estimate or assessment of the expected amount payable under a residual value guarantee, purchase, extension or termination option. Variable lease payments not included in the initial measurement of the lease liability are charged directly to profit.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are charged directly to profit on a straight-line basis over the lease term.

The transition to IFRS 16 did not result in any material impact or adjustments on adoption and the Company’s financial commitments as at January 1, 2019 are the same as December 31, 2018, and thus, no reconciliation is required.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018
(In thousands of United States dollars, unless otherwise stated, unaudited)

4	Trade and other receivables

	September 30,	December 31,
	2019	2018
	$	$
Trade receivables	22,965	19,199
Sales tax receivables	10,729	6,718
Other receivables	47	90
	33,741	26,007

5	Inventories

	September 30,	December 31,
	2019	2018
	$	$

Stockpiles	3,652	1,074
Concentrates	4,136	4,476
Supplies and spare parts	16,721	16,436
	24,509	21,986

Cost of sales are comprised of production costs of sales and depletion, depreciation and amortization, and represent the cost of inventories recognized as an expense for the three and nine-month periods ended September 30, 2019 and 2018 of $46,231 and $124,284 (2018 - $36,828 and $107,627), respectively. During the three and nine months ended September 30, 2019, the Company had no write down of stockpile and concentrate inventory to its net realizable value (2018 - $Nil and $1,110).

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018
(In thousands of United States dollars, unless otherwise stated, unaudited)

6	Property, plant and equipment

Cost	Plant and equipment	Mining properties	Assets under construction	Exploration and evaluation expenditure	Total
	$	$	$	$	$
Balance as of January 1, 2018	223,229	432,162	33,853	51,315	740,559

Additions	10,143	4,648	20,781	13,209	48,781
Change in estimate of decomissioning liability	512	-	-	-	512
Disposals	(1,115)	-	-	-	(1,115)
Transfers	7,152	-	(7,152)	-	-
Balance as of December 31, 2018	239,921	436,810	47,482	64,524	788,737

Additions	3,424	4,675	20,532	13,024	41,655
Disposals	(11,046)	-	-	-	(11,046)
Transfers	25,792	439	(25,792)	(439)	-
Balance as of September 30, 2019	258,091	441,924	42,222	77,109	819,346

Accumulated depreciation	Plant and equipment	Mining properties	Assets under construction	Exploration and evaluation expenditure	Total
	$	$	$	$	$
Balance as of January 1, 2018	142,105	319,173	-	13,041	474,319

Depletion, depreciation and amortization	14,562	16,787	-	-	31,349
Disposals	(444)	-	-	-	(444)
Balance as of December 31, 2018	156,223	335,960	-	13,041	505,224

Depletion, depreciation and amortization	13,319	13,588	-	-	26,907
Disposals	(10,038)	-	-	-	(10,038)
Balance as of September 30, 2019	159,504	349,548	-	13,041	522,093

Net Book Value - September 30, 2019	98,587	92,376	42,222	64,068	297,253
Net Book Value - December 31, 2018	83,698	100,850	47,482	51,483	283,513

7	Accounts payable and accrued liabilities

	September 30,	December 31,
	2019	2018
	$	$

Trade payables	26,662	24,662
Other payables and accrued liabilities	13,830	11,429
	40,492	36,091

All accounts payable and accrued liabilities are expected to be settled within 12 months

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018
(In thousands of United States dollars, unless otherwise stated, unaudited)

8	Loans payable

	September 30,	December 31,
	2019	2018
	$	$

Current

Acquisition loan with Banco de Credito del Peru (a)	-	6,188
Revolving credit facility with Banco de Credito del Peru (b)	-	15,000
Notes payable to BBVA Banco Continental (c)	-	5,000
Loan with FIFOMI (d)	-	1,530
	-	27,718

Non-current

Acquisition loan with Banco de Credito del Peru (a)	-	28,408
Senior Secured Corporate Credit Facility with Banco de Credito del Peru (e)	99,262	-
Loan with FIFOMI (d)	-	127
	99,262	28,535

Total loans payable	99,262	56,253

(a)	Corona Acquisition Loan with Banco de Credito del Peru S.A. (“BCP”)

On May 24, 2011, the Company’s wholly owned subsidiary Dia Bras Peru entered into a loan agreement with BCP amounting to $150,000. After deducting financing costs of $3,750, the net proceeds were $146,250. The proceeds from this loan were used to fund a portion of the purchase consideration for the acquisition of the Company’s 81.84% interest in Corona in Peru. The loan was repayable over 5 years ending on May 24, 2016 and carried interest at a rate of 3M LIBOR plus 4.15% per annum, payable quarterly in arrears.

On August 7, 2015, Dia Bras Peru signed an amended agreement with BCP for the then outstanding debt balance of $48,000. The most significant amendments to the agreement were:

•	The remaining $48M due on the facility was split into 2 tranches

•	Tranche 1, in the amount of $24M has quarterly principal repayments of $1.5M beginning in November 2016 and ending in August 2020

•	Tranche 2, in the amount of $24M has no quarterly principal repayments and to be repaid in full in August 2020

•	One year principal repayment grace period

•	Reduced interest rate equal to 3.65% plus 3M LIBOR vs previous rate of 4.15% plus 3M LIBOR

•	Term of the facility extended for 5 years

Principal repayments totalling $34,500 were made for the nine months ended September 30, 2019 (2018 - $4,500), as the Company elected to repay the amount owed on the Corona Acquisition Loan in full during May 2019. The loan was recorded at amortized cost and was being accreted to face value over 5 years using an effective interest rate of 4.71%. An amortization expense related to the transaction costs for $218 were recorded for the nine months ended September 30, 2019 (2018 - $152). Interest payments totalling $868 were made for the nine months ended September 30, 2019 (2018 - $1,619).

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018
(In thousands of United States dollars, unless otherwise stated, unaudited)

8	Loans payable (continued)

(b)	DBP Credit Facility with BCP

On August 9, 2017, the Company’s subsidiary DBP, entered into a credit facility with BCP for up to $15,000. The credit facility was for a one-year term and is being used to fund short term working capital requirements. On August 9, 2017, the Company drew $8,000 from this facility at an interest rate of LIBOR plus 0.95%. On August 31, 2017, the Company drew the remaining $7,000 from this facility at an interest rate of LIBOR plus 1.05%. The credit facility was repaid in full on the anniversary date of August 9,, 2018, while interest payments were made quarterly.

On August 9, 2018, the Company renewed the credit facility and drew $15,000 for another one-year term to be used to fund short term working capital requirements. The new facility has an interest rate of 3M LIBOR plus 1.04%, with interest payments due quarterly. The credit facility was guaranteed by the common shares of DBP’s subsidiary, Sociedad Minera Corona.

The Company repaid the $15,000 owed on this credit facility on May 9, 2019.

(c)	Corona notes payable with BBVA Banco Continental

In order to fund its short-term working capital needs, Corona repaid and drew down the following notes payable:

•	On March 31, 2018, a $5,000 revolving credit facility with BBVA Banco Continental was obtained. The credit facility bears an interest rate of three-month LIBOR plus 2.52%.

•	On September 25, 2018, the Company renewed the $5,000 revolving credit facility with BBVA Banco Continental at an interest rate of 2.68%, with a term of 90 days, and the facility was repaid in full on December 24, 2018.

•	On December 24, 2018, the Company renewed the revolving credit facility with BBVA Banco Continental, and drew $5,000 at an interest rate of 2.80%, with a term of 30 days. The Company repaid the $5,000 owing on the revolving credit facility during January 2019.

(d)	FIFOMI loan

•	During January 2015, the Company’s Mexican Subsidiary, Dia Bras Mexicana S.A. de C.V, received a loan of MXP$120 million from Nacional Financiera, Sociedad Fiduciaria del Fideicomiso de Fomento Minero (“FIFOMI”) to be used for working capital purposes and capital expenditures, specifically the expansion of the Piedras Verdes Plant.

On February 2, 2015, DBM drew MXP$120 million (US$7,995). After deducting transaction costs of US$124, net proceeds were US$7,871.

Monthly principal repayments took place over four years beginning in January 2016 at an interest rate of TIIE + 3%. Interest payments began in February 2015 and during the nine months ended September 30, 2019, DBM made interest payments of $24 (MXP$456) (2018 – $201 (MXP$3,830)). Principal payments of $1,693 (MXP$32,500) (2018 - $1,181 (MXP$22,500) have been made during the nine months ended September 30, 2019 as the Company elected to repay the loan in full during the first quarter of 2019.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018
(In thousands of United States dollars, unless otherwise stated, unaudited)

8	Loans payable (continued)

(e)	Senior Secured Corporate Credit Facility with BCP

On March 11, 2019, the Company entered into a new six-year senior secured corporate credit facility (“Corporate Facility”) with BCP that provides funding of up to $100 million effective March 8, 2019. The Corporate Facility provides the Company with additional liquidity and will provide the financial flexibility to fund future capital projects in Mexico as well as corporate working capital requirements. The Company will also use the proceeds of the new facility to repay existing debt balances. The most significant terms of the agreement were:

•	Term: 6-year term maturing March 2025

•	Principal Repayment Grace Period: 2 years

•	Principal Repayment Period: 4 years

•	Interest Rate: 3.15% + LIBOR 3M

The Corporate Facility is subject to customary covenants, including consolidated net leverage and interest coverage ratios and customary events of default. The Company is in compliance with all covenants as at September 30, 2019.

On March 11, 2019, DBP drew down $21.4 million from this facility. On May 8, 2019, DBP drew down another $48.6 million from this facility, and on June 29, 2019, DBP drew down the remaining $30 million available from this facility. Interest is payable quarterly and interest payments began on the drawn and undrawn portions of the facility starting in June 2019. During the nine months ended September 30, 2019, DBP made interest payments of $3,263 (2018 - $nil).

Principal payments on the amount drawn from the facility will begin in March 2021. The Company repaid the amount owed on the Corona Acquisition Loan on May 11, 2019 using funds drawn from the new facility. The loan is recorded at amortized cost and is being accreted to face value over 6 years using an effective interest rate of 5.75%.

9	Share capital and share-based payments

(a)	Authorized capital

The Company has an unlimited amount of authorized common shares with no par value.

(b)	Restricted share units (“RSUs”)

The changes in RSU’s issued during the nine months ended September 30, 2019 and the year ended December 31, 2018 was as follows:

	September 30,	December 31,
	2019	2018
Outstanding, beginning of period	1,380,085	1,316,314
Granted	1,356,418	679,627
Exercised	(700,698)	(614,572)
Forfeited	(325,930)	(1,284)
Outstanding, end of period	1,709,875	1,380,085

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018
(In thousands of United States dollars, unless otherwise stated, unaudited)

9	Share capital and share-based payments (continued)

On June 29, 2012, the Company’s shareholders approved the RSU plan, whereby RSUs may be granted to directors, officers, consultants or employees at the discretion of the Board of Directors. The RSU plan provides for the issuance of common shares from treasury upon the exercise of vested RSUs at no additional consideration. There is no cash settlement related to the vesting of RSU’s as they are all settled with equity. The current maximum number of common shares authorized for issue under the RSU plan is 5% of the number of issued and outstanding common shares of the Company at the time of grant. The RSUs have vesting conditions determined by the Board of Directors, and the vesting conditions are non-market conditions and are not performance based.

During the nine months ended September 30, 2019, the Company granted two tranches of RSU’s totaling 1,356,418 which had a fair value of C$1.90 based on the closing share price at grant date. RSUs exercised during the nine months ended September 30, 2019 had a weighted average fair value of C$2.17 and the RSUs forfeited had a weighted average fair value of C$2.81 (2018 – C$2.12 and C$1.52, respectively). As at September 30, 2019, the weighted average fair value of the RSUs outstanding is C$2.35 (2018 – C$3.01).

(c)	Share Re-purchase

On December 11, 2018, the Company approved a share repurchase program in the form of a normal course issuer bid (the “NCIB”) in the open market through the facilities of the Toronto Stock Exchange (the "TSX") and other Canadian marketplaces / alternative trading systems. Pursuant to the NCIB, the Company proposed to repurchase for cancellation up to 1,500,000 common shares of the Company which represented approximately 0.92% of the issued and outstanding common shares as at December 11, 2018.

In connection with its implementation of the NCIB, Sierra Metals obtained TSX approval of its notice of intention to make a normal course issuer bid (the “Notice”). The Notice provided that the Company may purchase up to 1,500,000 common shares through the facilities of the TSX and other Canadian marketplaces / alternative trading systems during the 12-month period commencing on December 17, 2018 and ending on or before December 16, 2019. Any common share purchases made pursuant to the NCIB will be at the prevailing market price at the time of the transaction, purchased in accordance with the policies of the TSX and conducted by CIBC based on the automatic share purchase plan signed on April 15, 2019. In accordance with TSX rules, any daily purchases made under the NCIB are limited to a maximum of 4,214 common shares, which represents 25% of the average daily trading volume of 16,858 common shares on the TSX for the six months ended November 30, 2018. However, the Company may make one block purchase per calendar week which exceeds the daily repurchase restriction, up to and including the maximum annual aggregate limit of 1,500,000 common shares. Once the block purchase exception has been relied on, the Company may not make any further purchases under the NCIB for the remainder of that calendar day. On September 18, 2019, the Company received approval from the TSX to increase the number of common shares which the Company may repurchase for cancellation under the NCIB from 1,500,000 shares to 2,500,000 shares. The termination date of the NCIB remains at December 16, 2019.

During the nine months ended September 30, 2019, the Company purchased 1,491,534 shares under the NCIB for total consideration of $2,179 and a book value of $1,833.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018
(In thousands of United States dollars, unless otherwise stated, unaudited)

10	Non-controlling interest

Set out below is the summarized financial information of our subsidiary Corona which has a material non-controlling interest (note 2(b)). The information below is before intercompany eliminations.

	September 30,	December 31,
	2019	2018
	$	$
Current
Assets	83,483	78,207
Liabilities	(26,037)	(36,622)
Total current net assets	57,446	41,585

Non-current
Assets	164,646	162,733
Liabilities	(35,996)	(37,519)
Total non-current net assets	128,650	125,214
Net assets	186,096	166,799

	For the three months ended September 30,		For the nine months ended September 30,
	2019	2018	2019	2018
	$	$	$	$

Revenue	44,427	38,121	113,752	129,474
Income before income tax	14,082	13,167	29,864	51,949
Income tax expense	(6,080)	(5,047)	(10,567)	(18,977)
Total income	8,002	8,120	19,297	32,972
Total income attributable to non-controlling interests	1,453	1,475	3,504	5,988
Dividends paid to non-controlling interests	-	(727)	-	(2,338)

	For the three months ended September 30,		For the nine months ended September 30,
	2019	2018	2019	2018
	$	$	$	$

Cash flows from operating activities
Cash generated from operating activities	20,435	17,891	45,539	65,467
Net changes in non cash working capital items	(4,767)	7,861	(7,029)	4,322
Decomissioning liabilities settled	(56)	(229)	(477)	(839)
Income taxes paid	(4,867)	(6,278)	(17,240)	(24,486)
Net cash generated from operating activities	10,745	19,245	20,793	44,464
Net cash used in investing activities	(6,833)	(5,458)	(16,608)	(18,415)
Net cash used in financing activities	(44)	(6,354)	6,867	(18,185)
Effect of foreign exchange rate changes on cash and cash equivalents	(30)	(3)	(2)	(5)
Increase in cash and cash equivalents	3,838	7,430	11,050	7,859
Cash and cash equivalents, beginning of period	25,110	20,337	17,898	19,908
Cash and cash equivalents, end of period	28,948	27,767	28,948	27,767

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018
(In thousands of United States dollars, unless otherwise stated, unaudited)

11	Expenses by nature

Mining costs include mine production costs, milling and transport costs, royalty expenses, site administration costs but not the primary mine development costs which are capitalized and depreciated over the specific useful life or reserves related to that development and ore included in depreciation and amortization. The mining costs for the three and nine months ended September 30, 2019 and 2018 relate to the Yauricocha, Bolivar and Cusi Mines.

(a)	Mining costs

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
	$	$	$	$
Employee compensation and benefits	8,141	6,329	21,472	19,836
Third party and contractors costs	16,078	11,563	42,500	34,447
Depreciation	10,449	7,976	26,662	23,424
Costs associated with illegal strike action	589	-	1,856	-
Consumables	10,298	8,543	28,727	25,016
Changes in inventory and other costs	676	2,417	3,067	4,904
	46,231	36,828	124,284	107,627

12	Segment reporting

The Company primarily manages its business on the basis of the geographical location of its operating mines. The Company’s operating segments are based on the reports reviewed by the senior management group that are used to make strategic decisions. The Chief Executive Officer considers the business from a geographic perspective considering the performance of the Company’s business units. The corporate division only earns income that is considered to be incidental to the activities of the Company and thus it does not meet the definition of an operating segment; as such it has been included within “other reconciling items.”

The reporting segments identified are the following:

•	Peru – Yauricocha Mine

•	Mexico – Bolivar and Cusi Mines

The following is a summary of the reported amounts of net income (loss) and the carrying amounts of assets and liabilities by operating segment:

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018
(In thousands of United States dollars, unless otherwise stated, unaudited)

12	Segment reporting (continued)

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Nine months ended September 30, 2019	$	$	$	$	$

Revenue (1)	113,752	40,713	9,939	-	164,404

Production cost of sales	(58,210)	(31,530)	(7,882)	-	(97,622)
Depletion of mineral property	(10,413)	(2,488)	(622)	-	(13,523)
Depreciation and amortization of property, plant and equipment	(4,821)	(6,626)	(1,692)	-	(13,139)
Cost of sales	(73,444)	(40,644)	(10,196)	-	(124,284)

Gross profit (loss) from mining operations	40,308	69	(257)	-	40,120

Income (loss) from operations	28,399	(4,238)	(1,010)	(4,077)	19,074
Interest expense and other finance costs	(3,039)	-	(417)	(254)	(3,710)
Other income (expense)	1,582	(1,381)	(244)	(302)	(345)
Foreign currency exchange gain (loss)	(775)	20	3	(165)	(917)
Income (loss) before income tax	26,167	(5,599)	(1,668)	(4,798)	14,102

Income tax expense	(10,567)	(110)	(24)	-	(10,701)

Net income (loss) from operations	15,600	(5,709)	(1,692)	(4,798)	3,401

September 30, 2019	Peru	Mexico		Canada	Total
	$	$		$	$
Total assets	228,960	161,385		11,186	401,531
Non-current assets	165,133	133,445		100	298,678
Total liabilities	131,367	33,539		30,815	195,721

(1) Includes provisional pricing adjustments of: $671 for Yauricocha, $(12) for Bolivar, and $(4) for Cusi.

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended September 30, 2019	$	$	$	$	$

Revenue (1)	44,427	14,675	5,449	-	64,551

Production cost of sales	(20,753)	(11,536)	(3,493)	-	(35,782)
Depletion of mineral property	(3,861)	(773)	(245)	-	(4,879)
Depreciation and amortization of property, plant and equipment	(2,385)	(2,417)	(768)	-	(5,570)
Cost of sales	(26,999)	(14,726)	(4,506)	-	(46,231)

Gross profit (loss) from mining operations	17,428	(51)	943	-	18,320

Income (loss) from operations	13,258	(1,907)	582	(1,160)	10,773
Interest expense and other finance costs	(1,150)	-	(13)	(254)	(1,417)
Other income (expense)	780	(338)	(73)	(34)	335
Foreign currency exchange gain (loss)	(216)	(215)	(39)	132	(338)
Income (loss) before income tax	12,672	(2,460)	457	(1,316)	9,353

Income tax expense	(6,080)	(32)	(9)	-	(6,121)

Net income (loss) from operations	6,592	(2,492)	448	(1,316)	3,232

(1) Includes provisional pricing adjustments of: $(5) for Yauricocha, $117 for Bolivar, and $13 for Cusi.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018
(In thousands of United States dollars, unless otherwise stated, unaudited)

12	Segment reporting (continued)

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Nine months ended September 30, 2018	$	$		$	$

Revenue (1)	129,474	40,459	7,419	-	177,352

Production cost of sales	(55,646)	(23,417)	(5,140)	-	(84,203)
Depletion of mineral property	(9,660)	(2,266)	(498)	-	(12,424)
Depreciation and amortization of property, plant and equipment	(3,495)	(6,154)	(1,351)	-	(11,000)
Cost of sales	(68,801)	(31,837)	(6,989)	-	(107,627)

Gross profit from mining operations	60,673	8,622	430	-	69,725

Income (loss) from operations	49,098	4,044	713	(4,333)	49,522
Interest expense and other finance costs	(1,936)	-	(643)	-	(2,579)
Other income (expense)	2,303	(1,543)	(263)	(3)	494
Foreign currency exchange gain (loss)	(118)	(416)	(73)	356	(251)
Income (loss) before income tax	49,347	2,085	(266)	(3,980)	47,186

Income tax expense	(18,977)	(617)	(136)	-	(19,730)

Net income (loss) from operations	30,370	1,468	(402)	(3,980)	27,456

September 30, 2018	Peru	Mexico		Canada

Total assets	214,972	140,901		920	356,793
Non-current assets	160,641	116,904		83	277,628
Total liabilities	125,820	23,646		803	150,269

(1) Includes provisional pricing adjustments of: $1,289 for Yauricocha, $(190) for Bolivar, and $(45) for Cusi.

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended September 30, 2018	$	$		$	$

Revenue (1)	38,121	11,929	2,906	-	52,956

Production cost of sales	(17,755)	(9,370)	(1,727)	-	(28,852)
Depletion of mineral property	(3,271)	(527)	(117)	-	(3,915)
Depreciation and amortization of property, plant and equipment	(1,208)	(2,339)	(514)	-	(4,061)
Cost of sales	(22,234)	(12,236)	(2,358)	-	(36,828)

Gross profit (loss) from mining operations	15,887	(307)	548	-	16,128

Income (loss) from operations	12,104	(2,488)	1,222	(1,310)	9,528
Interest expense and other finance costs	(529)	-	(490)	-	(1,019)
Other income (expense)	396	2	-	-	398
Foreign currency exchange gain (loss)	137	(372)	(48)	(120)	(403)
Income (loss) before income tax	12,108	(2,858)	684	(1,430)	8,504

Income tax expense	(5,046)	(41)	(20)	-	(5,107)

Net income (loss) from operations	7,062	(2,899)	664	(1,430)	3,397

(1) Includes provisional pricing adjustments of: $(101) for Yauricocha, $(70) for Bolivar, and $(24) for Cusi.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018
(In thousands of United States dollars, unless otherwise stated, unaudited)

12	Segment reporting (continued)

For the nine months ended September 30, 2019, 69% of the revenues ($113,752) were from two customers based in Peru and the remaining 31% of the revenues ($50,652) were from two customers based in Mexico. In Peru, the two customers accounted for 74% and 26% of the revenues. In Mexico, the two customers accounted for 82% and 18% of the revenues.

For the nine months ended September 30, 2018, 73% of the revenues ($129,474) were from two customers based in Peru and the remaining 27% of the revenues ($47,878) were from two customers based in Mexico. In Peru, the two customers accounted for 79% and 21% of the revenues. In Mexico, the two customers accounted for 85% and 15% of the revenues.

As at September 30, 2019, the trade receivable balance of $22,965 includes amounts outstanding of $4,877 and $18,088 from two customers in Mexico and two customers in Peru, respectively.

13	Financial instruments and financial risk management

The Company’s financial instruments include cash and cash equivalents, trade receivables, financial assets, accounts payable and loans payable.

(a)	Fair value of financial instruments

As at September 30, 2019 and December 31, 2018, the fair value of the current financial instruments approximates their carrying value.

(b)	Fair value hierarchy

Financial instruments carried at fair value are categorized based on a three level valuation hierarchy that reflects the significance of inputs used in making the fair value measurements as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

The Company’s metal concentrate sales are subject to provisional pricing with the selling prices adjusted at the end of the quotational period. The Company’s trade receivables are marked-to-market at each reporting period based on quoted forward prices for which there exists an active commodity market.

Level 3 – inputs for the asset or liability that are not based on observable market data.

At September 30, 2019 and December 31, 2018, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized on the Consolidated Statement of Financial Position are categorized as follows:

	September 30, 2019				December 31, 2018
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Recurring measurements	$	$	$	$	$	$	$	$
Trade receivables (1)	-	22,965	-	22,965	-	19,199	-	19,199
	-	22,965	-	22,965	-	19,199	-	19,199

(1)Trade receivables exclude sales and income tax receivables.

There were no transfers between Level 1, Level 2, and Level 3 during the nine months ended September 30, 2019 and 2018.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018
(In thousands of United States dollars, unless otherwise stated, unaudited)

14	Supplemental cash flow information

Changes in working capital

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
	$	$	$	$
Trade and other receivables	(1,095)	8,886	(7,734)	2,044
Financial and other assets	(596)	(621)	(968)	(403)
Income tax receivable	-	(11)	-	(10)
Inventories	(871)	621	(2,523)	(1,698)
Accounts payable and accrued liabilities	(2,710)	1,421	4,186	1,834
Income tax payable	186	(49)	(254)	(240)
Other liabilities	3,223	236	528	(2,114)
	(1,863)	10,483	(6,765)	(587)

15	Revenues from mining operations

The Company has recognized the following amounts related to revenue in the consolidated statements of income:

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
	$	$	$	$
Revenues from contracts with customers	64,410	53,151	163,749	176,298
Provisional pricing adjustments on concentrate sales	141	(195)	655	1,054
Total revenues	64,551	52,956	164,404	177,352

The following table sets out the disaggregation of revenue by metals and form of sale:

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
	$	$	$	$
Revenues from contracts with customers:
Silver	17,389	9,320	36,340	27,147
Copper	22,433	18,901	61,031	62,978
Lead	8,698	5,118	20,157	18,772
Zinc	14,726	19,450	42,563	65,026
Gold	1,164	362	3,658	2,375
Total revenues from contracts with customers	64,410	53,151	163,749	176,298

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018
(In thousands of United States dollars, unless otherwise stated, unaudited)

16	Contingencies

The Company and its subsidiaries have been named as defendants in certain actions incurred in the normal course of business. In all cases the Company and its subsidiaries will continue to vigorously defend the actions and an accrual has been made in the consolidated financial statements for matters that are probable and can be reasonably estimated.

The contingencies outstanding associated with our Mexican subsidiaries are as follows:

a)	In October 2009, Polo y Ron Minerals, S.A. de C.V. (“P&R”) sued the Company and one of its subsidiaries, Dia Bras Mexicana S.A. de C.V. P&R claimed damages for the cancellation of an option agreement (the “Option Agreement”) regarding the San Jose properties in Chihuahua, Mexico (the “San Jose Properties”). The Company believes that it has complied with all of its obligations pertaining to the Option Agreement. In October 2011, the eighth Civil Court of the Judicial District of Morelos in Chihuahua issued a resolution that absolved the Company from the claims brought against it by P&R on the basis that P&R did not provide evidence to support any of its claims. P&R appealed this resolution to the State Court, which overruled the previous resolution and ordered the Company to: (i) transfer to P&R 17 mining concessions from the Company’s Bolivar project, including the mining concessions where both mine operations and mineral reserves estimates are located; and (ii) pay $422,674 to P&R. In February 2013, a Federal Court in the State of Chihuahua granted the Company a temporary suspension of the adverse resolution issued by the State Court of Chihuahua, Mexico. On February 12, 2016 The Second Federal Collegiate Court of Civil and Labor Matters, of the Seventeenth circuit in the State of Chihuahua, ("The Federal Court") issued a new judgment ruling that the State Court lacked jurisdiction to rule on issues concerning mining titles, and that no previous rulings by the State Court against the Company shall stand. They ordered the cancellation of the previous adverse resolution by the State Court. The Company will continue to vigorously defend this claim. Sierra Metals continues to believe that the original claim is without merit.

b)	In 2009, a personal action was filed in Mexico against Dia Bras Mexicana by an individual, Ambrosio Bencomo Muñoz as administrator of the intestate succession of Ambrosio Bencomo Casavantes y Jesus Jose Bencomo Muñoz, claiming the annulment and revocation of the purchase agreement of two mining concessions, Bolívar III and IV between Minera Senda de Plata S.A. de C.V. and Ambrosio Bencomo Casavantes, and with this, the nullity of purchase agreement between Dia Bras Mexicana and Minera Senda de Plata S.A. de C.V. In June 2011, the Sixth Civil Court of Chihuahua, Mexico, ruled that the claim was unfounded and dismissed the case. The plaintiff appealed to the State Court. The process is in the appealing court. The Company will continue to vigorously defend this action and is confident that the claim is of no merit.

17	Subsequent Event

On October 10, 2019, the Company executed an addendum to their automatic share purchase plan with CIBC to include a maximum price per share of CAD$2.50 and a maximum of 250,000 common shares in total for block purchases.

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